FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of March 2000
                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F [ X ]      Form 40 - F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [   ]   No [ X ]


This Form 6-K consists of:
A press release issued by Vasogen Inc. on March 1, 2000, titled:
"Vasogen Completes Special Warrent Issue"



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  VASOGEN INC.


                                  By /s/Christopher Waddick
                                     ----------------------
                                  (Name: Christopher Waddick)
                                  (Title: Vice-President, Finance & CFO)

Date:  March 1, 2000

Vasogen Inc.                                      INVESTOR CONTACT

2155 Dunwin Drive, Suite 10                       Trevor Burns
Mississauga, ON, Canada  L5L 4M1                  Investor Relations
tel  (905) 569-2265   fax  (905) 569-9231         tel  (905) 569-9065
http://www.vasogen.com                            e-mail   investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE


                     VASOGEN COMPLETES SPECIAL WARRANT ISSUE


Toronto, Ontario (March 1, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) announced today that it has completed a private placement of 1,725,000 special warrants at $9.00 (Cdn.) per special warrant. The net proceeds of the offering, after deducting expenses of the issue, will be approximately $15.3 million (Cdn.).

Proceeds of the financing will be used to advance the commercial development of Vasogen's proprietary immune modulation therapies, to accelerate fundamental research into new areas of clinical application, to pursue strategic business partnerships, and as additional working capital.

The Company's projected cash position as at February 29, 2000, including proceeds of this financing, is anticipated to be $25.3 million (Cdn.).

Each special warrant is convertible into one common share of Vasogen Inc. for no additional consideration. The Company has filed a preliminary prospectus in Ontario to qualify the common shares to be issued on the exercise of the special warrants.


   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.